Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019

February 12, 2021

CONFIDENTIAL

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Andretti Acquisition Corp.
Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of our client, Andretti Acquisition Corp., a Cayman Islands exempted company (the “Company”), we confidentially submit a draft registration statement on Form S-1 (the “Registration Statement”) for an underwritten offering of units consisting of common stock and warrants. The Registration Statement is confidentially submitted pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act of 2012, as amended, for non-public review by the staff of the Securities and Exchange Commission prior to the public filing of the Registration Statement.

Any questions or notifications with respect to this letter should be directed to the undersigned at (212) 373-3309.

Very truly yours,

/s/ Raphael M. Russo

Raphael M. Russo

cc:	Mario M. Andretti
William J. Sandbrook
Andretti Acquisition Corp.

Anastasiya Lisovskaya, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP

Gregg A. Noel, Esq.
Michael J. Mies, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP